                                                   EXHIBIT (a)(5)

FOR IMMEDIATE RELEASE

Shareholder Contact:
1-800-219-4218

Media Contact Only:
Duff Ferguson
212-969-1056

                 THE SOUTHERN AFRICA FUND, INC.
                ANNOUNCES RESULTS OF TENDER OFFER


NEW YORK, NY June 24, 1999 - The Southern Africa Fund, Inc. (NYSE:SOA) (the "Fund") announced today that in accordance with its tender offer for up to 1,201,420 of its shares of common stock which expired on June 16, 1999, the Fund has accepted that number of shares for payment tomorrow at $14.30 per share. These shares represent 20% of the Fund's outstanding shares. A total of 3,790,501 shares were properly tendered and not withdrawn by June 18, 1999, the final date for withdrawals. Therefore, on a pro rated basis, 31.695551% of the shares so tendered by each tendering stockholder have been accepted for payment.

The purpose of the tender offer was to fulfill an undertaking made in connection with the initial public offering of the Fund's shares.

The Fund is a non-diversified, closed-end U.S. registered management investment company managed by Alliance Capital
Management L.P. As of June 17, 1999, the Fund's total net assets were approximately $85.9 million.

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